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Exhibit 12.1

	Year ended December 31,					Six months ended June 30,
	(restated) 1998	(restated) 1999	(restated) 2000	(restated) 2001	2002	2002	2003	Pro Forma December 31, 2002	Pro Forma Six months ended June 30, 2003
Earnings
Income from operations before taxes	(11,984)	73,263	141,881	105,882	101,770	52,366	15,952	101,770	21,013
Plus fixed charges	44,776	45,358	39,360	37,210	42,305	20,805	21,614	37,015	16,553
Plus amortization of capitalized interest	—	—	—	78	78	39	39	78	39
Plus distributed income from equity acccounted investments	234	316	465	869	285	168	159	285	159
Less capitalized interest	—	—	—	(1,410)	—	—	—	—	—

Earnings	33,026	118,937	181,706	142,629	144,438	73,378	37,764	144,438	37,764

Fixed Charges
Interest expense including amortization of debt issue costs	42,129	41,951	35,892	31,972	37,337	18,321	18,975	32,047	13,914
Capitalized interests	—	—	—	1,410	—	—	—	—	—
Estimated interest factor of rental expense	2,647	3,407	3,468	3,828	4,968	2,484	2,639	4,968	2,639

Fixed Charges	44,776	45,358	39,360	37,210	42,305	20,805	21,614	37,015	16,553

Ratio of earnings to fixed charges (1)	—	2.6	4.6	3.8	3.4	3.5	1.7	3.9	2.3

(1)
For the year ended December 31, 1998, we had a deficiency of earnings to fixed charges of $11.8 million.

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  Exhibit 12.1